

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2011

Mr. Jeff J. Kaminski
KB Home
10990 Wilshire Boulevard
Los Angeles, CA 90024

>   **Re: KB Home**
>   **Form 10-K for the fiscal year ended November 30, 2010**
>   **Filed January 31, 2011**
>   **Form 10-Q for the quarterly period ended February 28, 2011**
>   **Filed April 11, 2011**
>   **File No. 1-9195**

Dear Mr. Kaminski:

We have reviewed your response letter dated May 26, 2011 and have the following additional comments. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended November 30, 2010

Note 15. Legal Matters, page 81

1. We note your response to our prior comment one and have the following additional comments:

    - Please provide us a rollforward of the value of your investment in South Edge from inception to the present date. Please ensure that you separately identify changes and the ending balance for each annual period. In addition, please clarify where each reduction in the value of your investment is reflected in your financial statements.

    - We note that you had $122 million of reserves relating to South Edge. Please provide us with a detailed summary of the components of these reserves, including when each charge was recorded and what line items included each charge in your income statements and balance sheets.

    - It appears that certain South Edge reserves may have been recorded as inventory impairment charges. Given that it appears you had not purchased any land from South Edge and did not have an unconditional obligation to purchase land when the reserves were recorded, please tell us how you determined that an inventory impairment charge was required to be recorded. In this regard, please tell us what consideration you gave to including the potential losses arising from the purchase price of the South Edge land in your assessment of the carrying value of your investment.

- We note from your letter dated March 29, 2011, that land option purchase contracts established prices when the joint venture was formed in 2004 and amended upward in the second quarter of 2007. Please provide us a comprehensive explanation of the terms of these contracts, including the pricing terms. Please further explain the factors that led you to record inventory impairment charges in the third and fourth quarters of 2007. We also note your statement that, beginning in the second quarter of 2008, you concluded you could acquire land from South Edge at prices below those earlier established. Please provide us a comprehensive explanation of how you came to this conclusion and what consideration you gave to the terms of the contracts. Since it appears that the reserves you recorded in 2007 were based on higher land purchase prices, please tell us when and how you incorporated the impact of the 2007 reserves and your subsequent expectation of lower pricing in your 2008 charges.

- We note that you applied $113.8 million of your $122 million reserve balance to your loss on the loan guarantee. Please provide us with a more specific discussion of how you used the remaining reserve balance for other net liabilities related to South Edge.

- Please explain to us if and how the reserves you disclosed in your response to our prior comment five relate to the reserves you disclosed in your response to our prior comment one.

2. We note your response to our prior comment two. Please tell us your intentions regarding expanding your disclosures in future filings.

Form 10-Q for the quarterly period ended February 28, 2011

Note 7. Inventory Impairment and Land Option Contract Abandonment, page 12

3. We note your response to our prior comment four. Please tell us your intentions regarding expanding your disclosures in future filings. In addition, please provide us your inventory balance, by segment, based on the following expected delivery timeframes:
  - Less than one year;
  - One to three years;
  - Three to five years;
  - Five to ten years; and
  - Greater than 10 years.

Note 14. Commitments and Contingencies, page 21

4. We note that you have not concluded whether the outcome in nine lawsuits related to the allegedly defective drywall will be material to your consolidated financial position or results of operations. Please revise this language in future filings to ensure that your disclosures provide information in the context of that which is *material to your financial statements*, rather than any variation thereof.

Note 15. Legal Matters, page 23

5. Please revise future filings to remove the word "adverse" from your disclosures as "material adverse effect" may imply a different assessment of materiality.

6. We note your belief that your other legal matters are not likely to have a material adverse effect on your consolidated financial position or results of operations. Please revise future filings to remove the work "likely" to more specifically clarify whether you believe your proceedings will have a material impact on your financial statements. In addition, please also revise future filings to ensure that your disclosures provide information in the context of that which is *material to your financial statements*, rather than any variation thereof. Further, please tell us, and revise future filings to clarify if this assessment contemplates the range of reasonably possible loss in excess of the amount accrued.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tricia Armelin, Staff Accountant at (202) 551-3747 or, in her absence, Anne McConnell, Senior Staff Accountant at (202) 551-3709 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief